

**Southwestern Energy
Company**

2350 N. Sam Houston Parkway East
Suite 125
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES CLOSING OF SALE OF UTILITY
Enters Agreements to Sell Permian E&P Assets

Houston, Texas – July 1, 2008…Southwestern Energy Company (NYSE: SWN) announced today that it has closed the previously announced sale of its utility, Arkansas Western Gas Company, to SourceGas, LLC. SourceGas paid the company approximately $230 million, which amount is subject to post-closing adjustments. As a result of the sale of the utility, the company is no longer engaged in any natural gas distribution operations.

In addition, the company announced that it has recently entered into definitive purchase and sale agreements for the sale of the oil and gas leases and wells held by the company in the Permian Basin for approximately $225 million in cash, in the aggregate, subject to customary adjustments. The sales include approximately 60 Bcfe of the company's proved reserves as of December 31, 2007. Including the utility sale, the transactions scheduled to close in the third quarter of 2008 are expected to result in gross proceeds of approximately $390 million.

"These sales, along with our recent Fayetteville Shale acreage divestiture, are in keeping with our focus on present value and the proceeds will meet our remaining 2008 capital needs and position us well as we move into 2009," stated Harold M. Korell, Chairman and Chief Executive Officer of Southwestern.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production and natural gas gathering and marketing. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
                 Executive Vice President   **Manager, Investor Relations**
                 and Chief Financial Officer   **(281) 618-4897**
                 (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the timing and extent of changes in market conditions and prices for natural gas and oil (including regional basis differentials); the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the economic viability of, and the company's success in drilling, the company's large acreage position in the Fayetteville Shale play, overall as well as relative to other productive shale gas plays; the company's ability to fund the company's planned capital investments; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the impact of federal, state and local government regulation, including any increase in severance taxes; the costs and availability of oil field personnel services and drilling supplies, raw materials, and equipment and services, including pressure pumping equipment and crews in the Arkoma Basin; the company's future property acquisition or divestiture activities; increased competition; the financial impact of accounting regulations and critical accounting policies; the comparative cost of alternative fuels; conditions in capital markets and changes in interest rates, and any other factors listed in the reports the company has filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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